SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

Semi-annual Report Pursuant to Regulation A

For the six months ended June 30, 2019

Elegance Brands, Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Elegance Brands, Inc.

8500 Wilshire Blvd, suite 700B

Beverly Hills, CA 90211

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

BUSINESS

Elegance Brands, Inc. (the “Company”), formerly known as Elegance Spirits, Inc., was formed on October 30, 2017 as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware.

As of the date of the financial statements, there were two classes of stock in the Company:

1. Voting Common Stock and

2. Non-Voting Common Stock.

The total number of shares of both classes of stock the Company was authorized to issue was 110,000,000 shares, 55,000,000 of which were Voting Common Stock and 55,000,000 of which were Non-Voting Common Stock. The Shares being sold in this Offering were all Non-Voting Common Stock.

Subsequent to the date of the financial statements, in August 2019 the Company effectuated a 6.35375-for-1 outstanding stock split and increased the authorized stock to 250,000,000 shares of Common Stock across both classes of stock. The two classes of stock in the Company were amended to:

1. Super Common Stock, replacing the voting stock; and

2. Common Stock, replacing the non-voting stock.

The total number of shares of both classes of stock the Company is currently authorized to issue is 250,000,000 shares, 100,000,000 of which are Super Common Stock and 150,000,000 of which are Common Stock.

Description of Rights of Classes of Stock

All shares of Non-Voting Common Stock (currently Common Stock) shall be identical and shall at every meeting of the stockholders be entitled to one (1) vote for each share of the capital stock held by such stockholder. The Shares to be issued pursuant to this Offering will be Common Stock. All holders of shares of Super Common Stock (which are not being sold in this Offering) shall be identical and shall at every meeting of the stockholders be entitled to twenty (20) votes for each share of the capital stock held by such stockholder. All of the other terms (except for voting) of the Common Stock shall be identical to the Super Common Stock.

Description of Preferred Stock

To date, the Company has not designated any of the authorized stock as preferred stock, however, at some time in the future, the Company may designate some of its authorized stock as preferred stock. Such preferred stock may have preference over the common stock in terms of dividends and voting.

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Results of Operations

The period of October 30, 2017 (date of inception) to December 31, 2017, and January 1, 2018 to December 31, 2018. The interim period is from January 1, 2019 to June 30, 2019

Revenue.

Our fiscal year end is December 31. We did not have any activity from October 30, 2017 through December 31, 2017, and there were no assets, liabilities, revenues or expenses at or for the 2-month period ended December 31, 2017. There were no revenues for the year ended December 31, 2018 because we were in the process of obtaining Regulation A+ regulatory approval to raise capital. And there were no revenues for the period ended June 30, 2019 as we were in the process of raising capital.

Operating Expenses. We had no operating expenses for the period ended December 31, 2017. Operating expenses for the year ended December 31, 2018 were $253,006. Operating expenses for the period ended June 30, 2019 were $73,440.

Net Loss. Net loss for the period ended December 31, 2017 is $0. Net loss for the year ended December 31, 2018 was $293,002. Net loss for the interim period ended June 30, 2019 was $73,411.

Liquidity and Capital Resources

The Company had net cash of $100,119 as of December 31, 2018 and $15,438 as of June 30, 2019.

During the period from January 1, 2019 to June 30, 2019, the Company used $100,844 cash to cover the operating expenses. $73,411 was paid for general and administrative expenses, $11,279 was paid for related party, and $16,154 was paid for accounts payable. The Company raised $259,360 of cash from stock subscriptions and used $196,197 on syndication expenses and $47,000 on related party loan. In total, the Company used $344,041 in cash for operating and financing activities.

During the year ended December 31, 2018, the Company used $496,852 cash to cover the operating expenses. $97,956 was general and administrative expenses and $155,050 was related party consulting and marketing service expenses. We have $213,495 in Deferred Syndication Expenses and $310,000 in Related Party Prepaid Inventory. In total we used $710,347 in cash for Operating and Financing expenses.

During the period of October 30, 2017 (date of inception) to December 31, 2017 we had no cash. During the year ended December 31, 2018, $810,466 in cash was provided from financing activities. Of this $698,575 was from the issuance of related party notes and $111,891 was from the issuance of voting common stock. $213,495 was used for Deferred Syndication Expenses.

Related Party Transactions

As of June 30, 2019, we issued 12,141,000 shares of Voting Common Stock (77,140,879 shares of Super Common Stock after stock split) to various insiders in exchange for cash of $12,141. We also issued 250,000 shares of Voting Common Stock (1,588,438 shares of Super Common Stock after stock split) to insiders for consulting services. As of June 30, 2019 we had 12,590,980 Voting Common Shares (80,000,000 shares of Super Common Stock after stock split) outstanding. During the period from January 1, 2019 to June 30, 2019, the Company raised $259,360 from investors who subscribed for 25,936 shares of Non-Voting Common Stock (518,720 shares of Common Stock after stock split). The subscribed shares will be issued upon completion of Regulation A+ offering.

As of June 30, 2019, the Company had notes payable with various shareholders in the total amount of $698,575. The notes are not secured, do not bear interest, and are due through January 2020. The notes were extended upon mutual agreement between the Company and the noteholders. As described in the Net Loss section, $149,700 of notes were extended and an additional 199,980 shares were issued, and are reflected as a loss on the extinguishment of debt in the statements of operations and comprehensive loss for the year ended December 31, 2018.

As of June 30, 2019, the Company has $47,000 notes receivable with Europa Group USA, LLC, one of the major shareholders. The note is not secured, does not bear interest nor have monthly payments, and is due on demand.

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Intellectual Property Assignment

On April 20, 2018, the Company entered into an agreement for the assignment and purchase of intellectual property for the Elegance Vodka brand from Australian Boutique Spirits Pty Ltd, an Australian proprietary limited company that owned the Elegance Vodka brand. The Company had agreed to pay $800,000 within seven (7) days of the closing of a financing from this Offering. This was not an arm’s length transaction as our CEO, Amit Raj Beri is also the Sole Director/Secretary of Australian Boutique Spirits Pty Ltd. On January 5, 2019, the Company successfully negotiated a reduction in the Company’s purchase price of intellectual property from $800,000 to $1. In doing so, the Company procured access to significant intellectual property to advance its operations on favorable terms.

Plan of Operations

Management of the Company intends to use a substantial portion of the net proceeds for general working capital and, once certain funding milestones are met, to move into full implementation to launch our developing and producing our product, procuring the appropriate licenses, trademarking and protecting our brand, marketing efforts, entering in new markets, and making strategic alliances.

In our opinion, the proceeds from this Offering may not satisfy our cash requirements indefinitely, so we anticipate that it will be necessary to raise additional funds to implement the plan of operations. During that time frame, we may not be able to satisfy our cash requirements through sales and the proceeds from this Offering alone, and therefore we anticipate that we will need to attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other types of debt. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Trend Information

Because we are still in the startup phase and have only recently launched the Company, we have data for revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in this Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company had no revenue during 2017 through June 30, 2019.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

Item 2. Other Information

None.

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Item 3. Financial Statements

Elegance Brands, Inc.

June 30, 2019

Unaudited Interim Financial Statements

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Elegance Brands, Inc.

Table of Contents June 30, 2019

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Elegance Brands, Inc.

Balance Sheet As of June 30, 2019

ASSETS
Assets:
Cash	$15,438
Deferred Syndication Expenses	409,692
Related Party Prepaid Inventory	321,279
Related Party Notes Receivable	47,000
Total Assets	$793,409

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Liabilities:
Related Party Notes Payable	$698,575
Total Liabilities	698,575

Stockholders’ Equity:
Voting Common Stock: $.001 Par Value; 55,000,000 Shares Authorized; 12,590,980 Shares Issued and 12,141,000 Shares Outstanding, Respectively	12,591
Non-Voting Common Stock: $.001 Par Value; 55,000,000 Shares Authorized; 25,936 Shares Reserved	259,360
Additional Paid-in Capital	189,296
Retained Deficit	(366,413)
Total Stockholders’ Equity	94,834
Total Liabilities and Stockholders’ Equity	$793,409

See Notes to Financial Statements

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Elegance Brands, Inc.

Statement of Operations and Comprehensive Loss

Period Ended June 30, 2019

Income:	$-

Expenses:
General and Administrative Expenses	(73,440)
Net Loss from Operations	(73,440)

Other Income (Expense):
Interest Income	29
Total Other Income (Expense)	29
Net Loss Prior to Provision for Income Taxes	(73,411)
Provision for Income Taxes	-
Net Loss	(73,411)
Other Comprehensive Income	-
Comprehensive Loss	(73,411)

See Notes to Financial Statements

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Elegance Brands, Inc.

Statements of Changes in Stockholders’ Equity

Period Ended June 30, 2019

	Voting		Non-Voting		Additional		Total
	Common Stock		Common Stock		Paid-In	Retained	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance at January 1, 2019	12,590,980	$12,591	-	$-	$189,296	$(293,002)	$(91,115)

Reserved non-Voting Common Stock	-	-	25,936	259,360	-	-	259,360

Net Loss	-	-	-	-	-	(73,411)	(73,411)

Balance at June 30, 2019	12,590,980	$12,591	25,936	$259,360	$189,296	$(366,413)	$94,834

See Notes to Financial Statements

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Elegance Brands, Inc.

Statement of Cash Flows

Period Ended June 30, 2019

Cash Flows from Operating Activities:
Net Loss	$(73,411)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:
Change in Operating Assets and Liabilities:
Related Party Prepaid Inventory	(11,279)
Accounts Payable	(16,154)
Net Cash Used in Operating Activities	(100,844)
Cash Flows From Financing Activities:
Deferred Syndication Expenses	(196,197)
Related Party Notes Receivable	(47,000)
Reserved non-Voting Common Stock	259,360
Net Cash Provided by Financing Activities	16,163
Net Decrease in Cash	(84,681)
Cash - As of January 1, 2019	100,119
Cash - As of June 30, 2019	$15,438

See Notes to Financial Statements

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Elegance Brands, Inc.

Notes to Financial Statements

Period Ended June 30, 2019

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Elegance Brands, Inc. (the “Company”), formerly known as Elegance Spirits Inc with its name changed on September 11, 2019, was formed on October 30, 2017 as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware.

The Company’s fiscal year end is December 31. The unaudited interim financial statements reflect the Company’s activity for the period end June 30, 2019.

The Company is a manufacturer and distributor of luxury spirits and diversified beverages. For its brand Elegance Vodka, the company uses 100% organic Australian grapes and charcoal-filtered Australian rain-water to produce its vodka. The Company recognizes that there is consumer demand for premium quality beverages. The Company is bringing a premium vodka brand to the market with the objective to meet the consumer demand for a superior spirit and is innovating across new categories of beverages in different segments. Management’s mission is to create something unique and special in both quality and appearance for the customer. The Company intends to initially distribute its luxury vodka brand in the western and central United States and intends to develop and distribute new categories of beverages nationally across the United States.

Basis of Presentation and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

Deferred Syndication Expenses

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification number 340-10-S99-1, Other Assets and Deferred Costs, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceeds of the offering. The Company defers applicable syndication expenses based on this criteria. The Company will write off all deferred syndication expenses if a securities offering is aborted. At June 30, 2019, the Company has received $259,360 related to the Regulation A+ offering that was approved on December 26, 2018.

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Elegance Brands, Inc.

Notes to Financial Statements

Period Ended June 30, 2019

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability, and reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk).

Income Taxes

The Company is taxed as a C Corporation under the Internal Revenue Code and a similar section of the state code. All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes. Current year expense represents the amount of income taxes paid, payable or refundable for the period.

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the financial statements.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2019, there are two years open to examination with federal, state and local governmental authorities. To the extent penalties and interest are incurred through an examination, they would be included in the income tax section of the statement of operations and comprehensive loss.

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Elegance Brands, Inc.

Notes to Financial Statements

Period Ended June 30, 2019

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

Accounting Standards Issued But Not Yet Effective

Leases - In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) which was updated by FASB ASU 2018-10, Codification Improvement to Leases, and FASB ASU 2018-11, Targeted Improvements. The new lease standard requires lessees to recognize virtually all leases as right-of-use assets and lease liabilities on the balance sheet, as well as disclose key information regarding leasing arrangements. The new lease standard also requires the separation of the lease agreement from other contract components, such as maintenance services. The guidance in this standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this guidance and the impact it will have on the financial statements.

Fair Value Measurement - In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) - Changes to the Disclosure Requirement for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliation of Level 1, Level 2 and Level 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management is currently evaluating this guidance and the impact it will have on the financial statements.

NOTE 2 - RISKS AND UNCERTANTIES

The Company did not generate any revenue for the period ended June 30, 2019. The Company is currently in the process of securing investor financing and commencing operations. However, there can be no assurance that the Company will successfully be able to generate equity financing or commence operations. Failure to secure equity financing or commence operations could adversely affect the Company’s ability to achieve its business objective and the results of its operations.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance.

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Elegance Brands, Inc.

Notes to Financial Statements

Period Ended June 30, 2019

NOTE 4 - DEFFERED SYNDICATION EXPENSES

As of June 30, 2019, the Company has $409,692 in deferred syndication expenses that are related to its securities offering. The securities offering expenses are primarily comprised of legal and marketing expenses.

NOTE 5 - RELATED PARTY TRANSACTIONS

Prepaid Inventory

The Company had a manufacturing agreement for inventory purchases with Europa International Pty Ltd., an affiliated company, which was subsequently absorbed by Australian Boutique Spirits Pty Ltd, which is owned by one of the Company’s officers. As of June 30, 2019, the Company has advanced the related party $321,279, for inventory purchases.

Notes Payable

As of June 30, 2019, the Company has notes payable with various stockholders totaling $698,575. The balloon payment notes are not secured, do not bear interest nor have monthly payments, and are due through January 2020. Management will pay these notes payable when the Company has raised sufficient capital to repay them.

Notes Receivable

As of June 30, 2019, the Company has $47,000 notes receivable with Europa Group USA LLC, one of the Company’s major shareholders. The note is not secured, does not bear interest nor have monthly payments, and is due on demand.

Commitments

The Company had an original commitment to purchase $800,000 in intellectual property from Australian Boutique Spirits Pty Ltd. related to vodka formulation and method of manufacturing, product branding and packaging, and supplier contacts. On January 5, 2019, Australian Boutique Spirits Pty Ltd. reduced the Company’s purchase price of intellectual property from $800,000 to $1.

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Elegance Brands, Inc.

Notes to Financial Statements

Period Ended June 30, 2019

NOTE 6 - COMMON STOCK

Description of Rights of Classes of Stock

Description of Common Stock

All shares of common stock shall be identical and are non-voting (shall not be entitled to vote on any matter). The shares to be issued pursuant to this offering will be non- voting common stock. All holders of shares of voting common stock (which are not being sold in this offering) shall be identical and shall at every meeting of the stockholders be entitled to one vote for each share of the capital stock held by such stockholder. All of the other terms (except for voting) of the non-voting common stock shall be identical to the voting common stock, except for the right of first refusal that attaches to the non-voting common stock, as explained in this offering circular and in the Company’s bylaws.

Description of Preferred Stock

To date, the Company has not designated any of the authorized stock as preferred stock. However, at some time in the future, the Company may designate some of its authorized stock as preferred stock. Such preferred stock may have preference over the common stock in terms of dividends and voting.

NOTE 7 - PROVISION FOR INCOME TAXES

Deferred tax benefits are evaluated annually by management to determine the likelihood of realization. A valuation allowance is applied to those benefits which are deemed more likely than not to be unrealized in the future.

The Company has no current federal or state tax provision at June 30, 2019.

The Company has approximately $110,000 in deferred tax asset from net operating losses as of June 30, 2019, and a related full valuation allowance. The net operating loss can be carried forward indefinitely.

NOTE 8 - MARKETING EXPENSES

The Company paid $368 in marketing expenses for the period ended June 30, 2019, which is included in general and administrative expenses on the accompanying statement of operations and comprehensive loss.

NOTE 9 - FAIR VALUE MEASUREMENTS

Due to their short term nature, the carrying values of cash, deferred syndication expenses, related party prepaid inventory, related party notes receivable and related party notes payable approximate their fair values at June 30, 2019.

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Elegance Brands, Inc.

Notes to Financial Statements

Period Ended June 30, 2019

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

Broker-Dealer Agreement

The Company entered into a broker-dealer agreement to pay a service fee equal to 1%, of all funds raised in the Regulation A+ filing, equivalent to a maximum of $498,750 under the Total Maximum Offering.

Litigation

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2019, there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 24, 2019, the date the financial statements were available to be issued, and there were no subsequent events to report other than the following:

Stock Split

As of June 30, 2019, the Company had issued 12,591 shares of voting stock and reserved 25,936 shares of non-voting stock for investors. The reserved nonvoting stock will be issued upon completion of Regulation A+ offering.

In August 2019, the Company effectuated a 6.35375-for-1 outstanding stock split and increased the authorized stock to 250,000,000 shares of Common Stock across both classes of stock. The two classes of stock in the Company were amended to:

1. Super Common Stock, replacing the voting stock; and

2. Common Stock, replacing the non-voting stock.

The total number of shares of both classes of stock the Company is authorized to issue is 250,000,000 shares, 100,000,000 of which are Super Common Stock and 150,000,000 of which are Common Stock.

On August 12, 2019, the Company amended the terms of its offering to offer Units, each consisting of one Common Stock and one-half of one Warrant. Additional information may be found in the Company’s filings on Form 253G2.

Name Change

The Company changed its name from Elegance Spirits, Inc. to Elegance Brands, Inc. on September 11, 2019, to better reflect the nature of the business and its operations.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands, Inc.

Date: October 4, 2019	By:	/s/ Amit Raj Beri
Amit Raj Beri
Chief Executive Officer and Chairman of the Board of Directors
(principal executive officer)

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